

December 9, 2009

Mr. Martin Eden
Chief Financial Officer
Gran Tierra Energy Inc.
300, 611 10th Avenue SW
Calgary, Alberta, Canada T2R 0B2

> **Re:** **Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated November 13, 2009**
> **File No. 001-34018**

Dear Mr. Eden:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.   We have read your response to prior comment 1 indicating you continue to believe that the contractual liability for liquidated damages is a more reliable measure of fair value of the warrant modifications than would result using the Black Scholes model.

If you firmly believe that your negotiations properly considered the fair value of the modifications and that this fair value was also reflected in the outcome, we expect that the 25% volatility factor implicit in the terms of your settlement would need to have been taken into account in estimating the expected volatility used in your calculations of grant date fair values of stock options issued after you made the warrant modifications to comply with the guidance in paragraphs16 and A34 of SFAS 123(R), and SAB Topic 14D.1.

Please explain how your computation and use of the 100% volatility factor in these other measurements after the settlement of the liability for liquidated damages properly reflects the implicit volatility, if this is your view. Please clarify the extent to which this measure of volatility reflects meaningful differences between the options and warrants.

2.   We understand from your response to prior comment 1 that if you were to calculate the value of the warrant modifications using the Black Scholes model, you would record the excess of the liability settled over this value as a capital contribution, placing reliance on the guidance in footnote 1 of APB 26.

However, referring to the investors on page 5 of your response letter, you state "… it was clear that they believed that they were receiving equivalent fair value of $8.6 million as a result of the modifications to the warrants." Please explain why you do not believe the intent of the investors would preclude the accounting you suggest. Please also submit a schedule listing the investors, their respective share holdings, percentage of such shares to total outstanding shares at the time, the portion of the liability associated with each, and identifying those who approved the settlement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief